Trendex Inc.

(a Delaware Corporation)

Reviewed Consolidated Financial Statements

As of the year ended December 31, 2023 and
December 31, 2022

Reviewed by:



Alice.CPA LLC
A New Jersey CPA Company

Consolidated Financial Statements

Trendex Inc.

Table of Contents





Alice CPA

Independent Accountant's Review Report

September 9, 2024
To: Management of Trendex Inc.
Attn: Andrea Bonapersona, CEO
Re: 2023 and 2022 Financial Statement Review– Trendex Inc.

Financial Review of the Consolidated Financial Statements

We have reviewed the accompanying consolidated financial statements of Trendex Inc. and Trendex S.A.S. (the "Company"), which comprise the consolidated balance sheet as of December 31, 2023 and December 31, 2022 and the related statements of income, equity, and cash flows for the period of January 1, 2022 through December 31, 2023 and December 31, 2022, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements of Trendex Inc. for them to be in accordance with accounting principles generally accepted in the United States of America.

Sincerely,

Alice·CPA LLC

Alice.CPA LLC
Robbinsville, New Jersey
September 9, 2024







Trendex Inc.
CONSOLIDATED BALANCE SHEETS
December 31, 2023 and 2022
(Unaudited)

ASSETS	2023	2022
Current Assets		
Cash and cash equivalents	$ 651,167	$ 1,000,994
Restricted Cash	209,718	$ 180,429
Inventory	912,629	-
VAT receivables	13,168	-
Total Current Assets	1,786,682	1,181,422
Fixed Assets		
Tangible assets, gross	15,364	7,059
Intangible assets, gross	399,623	-
Internally Developed Software	1,111,443	527,444
Amortization	(189,280)	(19,368)
Net Property and Equipment	1,337,150	515,135
Other Assets		
Tax Credits	110,727	282,383
Total Other Assets	110,727	282,383
Total Assets	$ 3,234,559	$ 1,978,941
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Trade accounts payable	165,358	27,601
Accrued payroll liabilities	25,747	14,633
Accrued vacation payable	21,219	18,267
VAT payable	-	424
Tax payable	1,734	1,364
User Wallet Liability	209,718	180,429
Total Current Liabilities	423,776	242,718
Long-Term Liabilities		
SAFEs	2,183,714	733,700
Total Long-Term Liabilities	2,183,714	733,700
Total Liabilities	2,607,490	976,418
Stockholders' equity		
Common Stock, $0.01 par value; 150,000 authorized;		
59,970 issued and outstanding	600	600
Preferred Stock, $0.01 par value; 77,119 authorized;		
77,119 issued and outstanding	771	771
Additional Paid in Capital	1,372,423	1,372,423
Accumulated other comprehensive income	47,676	13,584
Retained Earnings	(794,400)	(384,855)
Total Stockholders' Equity	627,069	1,002,523
Total Liabilities and Stockholders' Equity	$ 3,234,559	$ 1,978,941

The accompanying footnotes are an integral part of these financial statements.

Trendex Inc.
CONSOLIDATED INCOME STATEMENTS
For the Years Ended December 31, 2023 and 2022
(Unaudited)

	2023	2022
Revenues	$ 1,246,852	$ 118,229
Cost of Sales	(540,686)	(94,405)
Gross Profit (loss)	$ 706,166	$ 23,824
Operating Expenses		
Staffing cost	142,975	85,422
General & Administrative	118,238	33,776
Marketing expenses	504,809	243,433
Depreciation and amortization	167,475	19,351
Total Operating Expenses	933,498	381,981
Other Income (expense)		
Financial Gains or losses	(10,851)	1,059
VIP personality withdrawals	(181,337)	115
Tax Credit	9,976	30,098
R&D Tax Credit	-	104,216
Total Other income (expense)	(182,213)	135,487
Net Income (Loss)	$ (409,545)	$ (222,670)

The accompanying footnotes are an integral part of these financial statements.

Trendex Inc.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2023 and 2022
(Unaudited)

		Common Stock		Preferred Stock					
	Member Contributions	Shares	Value ($0.01 par)	Shares	Value ($0.01 par)	Additional Paid in Capital	Retained Earnings/ (Accumulated Deficit)	Cumulative Translation Adjustments	Total Stockholders' Equity
Balance as of December 31, 2021	$ 107,989	-	$ -			$ -	$ (162,186)	$ 10,762	$ (43,434)
Corporate conversion	(107,989)	59,970	600	77,119	771	1,372,423	-	-	1,265,804
Issuance of SAFE Notes	-	-	-	-	-	-	-	-	-
Net loss	-	-	-			-	(222,670)	2,823	(219,847)
Balance as of December 31, 2022	-	59,970	600	77,119	771	1,372,423	(384,855)	13,584	1,002,523
Issuance of SAFE Notes	-	-	-	-	-	-	-	-	-
Net loss	-	-	-	-	-	-	(409,545)	34,091	(375,453)
Balance as of December 31, 2023	$ -	59,970	$ 600	77,119	$ 771	$ 1,372,423	$ (794,400)	$ 47,676	$ 627,069

The accompanying footnotes are an integral part of these financial statements.

Trendex Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2023 and 2022
(Unaudited)

	2023	2022
Cash Flows from Operating Activities		
Net Income (Loss)	$ (409,545)	$ (222,670)
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Depreciation and amortization	169,912	19,368
Cumulative translation adjustment	34,091	2,823
Changes in operating assets and liabilities:		
VAT Receivables	(13,168)	71,373
Inventory	(912,629)	-
Tax credits	171,656	(145,101)
Trade accounts payable	137,756	13,166
Accrued payroll liabilities	11,115	11,054
Accrued vacation payable	2,952	18,267
Taxes payable	(54)	(8,103)
User Wallet Liability	29,289	(212,971)
Net cash provided by (used in) operating activities	(778,623)	(452,793)
Cash Flows from Investing Activities		
Machinery and Equipment	(8,305)	(4,633)
Intangible assets	(399,623)	-
R&D Capitalization	(583,999)	(432,730)
Net cash used in investing activities	(991,927)	(437,363)
Cash Flows from Financing Activities		
Issuance of Safe Notes	1,450,014	733,700
Issuance of Common Stock	-	1,265,033
Issuance of Preferred Stock	0	771
Net cash used in financing activities	1,450,014	1,999,504
Net change in cash and cash equivalents	(320,537)	1,109,348
Cash and cash equivalents at beginning of period	1,181,422	72,074
Cash and cash equivalents at end of period	$ 860,886	$ 1,181,422

The accompanying footnotes are an integral part of these financial statements.

TRENDEX, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023 AND 2022
(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS AND CONSOLIDATION

Included in these consolidated financial statements are operations of Trendex, Inc. and its wholly owned subsidiary (collectively, which may be referred to as the "Company", "we," "us," or "our"):

- Trendex SAS (see Note 2)

Trendex, Inc. was incorporated in Delaware on July 29, 2022.

Trendex is a platform for fan engagement that enables billions of fans to actively follow the careers of top athletes and emerging talents.

This is achieved through digital limited-edition cards created and owned by the athletes themselves, with their value linked to their performance. Fans can purchase, trade, and utilize these cards on the Trendex platform, connecting with their idols more than ever before. Unlike existing trading cards, on Trendex, the stars and emerging talents create their own cards, making them truly official, uniquely limited, and directly tied to their careers and success.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Basis of Consolidation – Foreign Operations

The financials of the Company include its wholly-owned subsidiary, Trendex SAS an entity operating out of France formed on March 3, 2021. All significant intercompany transactions are eliminated. Operations outside the United States are subject to risks inherent in operating under different legal systems and various political and economic environments. Among the risks are changes in existing tax laws, possible limitations on foreign investment and income repatriation, government price or foreign exchange controls, and restrictions on currency exchange. The Company does not engage in hedging activities to mitigate its exposure to fluctuations in foreign currency exchange rates.

Foreign Currency Translation

The functional currencies of the Company's foreign operations are the local currencies. The financial statements of the Company's foreign subsidiaries have been translated into U.S. dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Income statement amounts have been translated using the average exchange rate for the year. Accumulated net translation adjustments have been reported separately in Accumulated other comprehensive loss in the consolidated financial statements. Foreign currency cumulative translation adjustments resulted in a loss of $10,851 as of December 31, 2023 and a gain of $1,059 as of December 31, 2022.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates used in the preparation of the accompanying financial statements include recording of depreciation and amortization and the collectible valuation of accounts receivable.

Risks and Uncertainties

TRENDEX, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023 AND 2022
(UNAUDITED)

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. The Company has not experienced any losses as a result of cash in excess of federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

User Wallet Liability/Restricted Cash

The Company has classified as restricted certain cash and cash equivalents that are not available for use in its operations. The Company actively evaluates and recognizes the remaining balances in users' wallets that have not yet been withdrawn from the Trendex platform. At December 31, 2023 and 2022, the Company had $209,718 and $180,429, respectively, in cash and cash equivalents on hand restricted for potential withdrawals from the platform.

Receivables and Credit Policy

Trade receivables from wholesale customers are uncollateralized customer obligations due under normal trade terms, primarily requiring pre-payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2023 and 2022, allowance for doubtful accounts was $0.

Inventory

The platform allows athletes and celebrities to create and sell their own digital trading cards. The Company handles the design and creation of digital trading cards with active involvement from the superstars. The cost of digital trading card creation varies and is dependent on the level of stardom of each superstar. Due to market demand, product availability as well as the varying creation cost, the Company uses a weighted average unit cost in valuing the digital cards held at year end.

Post creation of the digital card athletes are able to launch their cards twice weekly. When the cards enter the market place a dynamic pricing model is used to accurately price the card based on factors such as popularity, age, and other factors.

Depending on the market demand, the Company also looks to repurchase any digital cards and hold in inventory as a way of stabilizing the market. All costs in the original card creation as well as costs in repurchasing cards are included in the weighted average unit costs calculation.

As of December 31, 2023 and 2022 the value of digital collectibles were $912,629 and $0, respectively.

TRENDEX, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023 AND 2022
(UNAUDITED)

Software Development Costs

In compliance with ASC 350-50, Accounting for Costs of Computer Software Development and ASC 985-20, Costs of Software to be Sold, Leased or Marketed, in the future, the Company will capitalize and carry forward as assets, the costs to develop the Trendex platform. Research is the planned efforts of a company to discover new information that will help create a new product or service. Such costs are expensed. Development takes the findings generated by research and formulates a plan to create the desired platform. The Company applies the GAAP capitalization requirements of the "waterfall" approach which includes a specific sequential order of Plan, Design, Coding/ development, Testing and Software release.

The Company monetizes and forecasts the revenues from the internally developed software and amortize the aggregate costs of the developmental software asset over the forecasted revenue stream; a matching of the revenue and costs, using the straight-line method, based on estimated useful lives of the asset. Maintenance of the platform will be expensed. The Company amortizes software development costs over a five-year useful life.

The Company reviews the carrying value of intangible personal property for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for the years ended December 31, 2023.

Value-Added Tax (VAT) Receivables and Payables

As of December 31, 2023 and 2022, the consolidated financial statements include VAT receivables net of VAT payables amounting to $13,168 and $(420), respectively, related to the operations of the Company's French subsidiary. VAT receivables represent amounts recoverable from the French tax authorities for VAT paid on eligible expenses incurred by the subsidiary in the ordinary course of business. These receivables are classified as current assets, as management expects to collect them within the next 12 months. The Company routinely reviews the recoverability of these receivables and has determined that no allowance for doubtful accounts is necessary at this time.

Tax Credits/Other Income

In France, small and medium-sized enterprises (SMEs) that invest in and incur expenses related to the development of new innovative products may qualify for the Research Tax Credit (Crédit d'Impôt Innovation, CII).

TRENDEX received a total of €100,000 in CII for the fiscal years 2021, 2022, and 2023. The credits for 2021 and 2022 were recorded in the financial statements for 2022, as the calculations for these years were finalized during that fiscal period. The recognition of these credits aligns with the principles of revenue recognition under GAAP, ensuring that income is recorded in the period in which it is realizable and measurable.

The CII represents a significant financial incentive for TRENDEX, reflecting the company's commitment to innovation and development. The amounts recognized are included in the income statement under "Other Income," contributing to the overall financial performance for the relevant periods.

The Company will continue to monitor and assess eligibility for future CII claims as part of its ongoing investment in innovative product development.

As of December 31, 2023 and 2022 the Company has recorded a tax credit receivable of $110,727 and $282,383, and a tax credit income of $9,976 and $30,098, respectively

Property and Equipment

TRENDEX, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023 AND 2022
(UNAUDITED)

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in the income statement.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is three to five years.

Long-Lived Assets

Management periodically reviews long-lived assets, consisting primarily of property and equipment with finite lives, for impairment. In analyzing potential impairment, management uses projections of future undiscounted cash flows from the assets. These projections are based on management's view of growth rates for the related business, anticipated future economic conditions. If the undiscounted cash flows indicate impairment, management would estimate fair value. Estimate fair values would take into account appropriate discounts of the cash flows for risk or other estimates of fair value. Management believes that these estimates are consistent with assumptions that marketplace participants would use in their estimates of fair value. There was no impairment of long-lived assets with definite lives in 2023 and 2022.

Fair Value Measurements

US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of December 31, 2023 and 2022.

Income Taxes

The provision for income taxes is computed using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using the currently enacted tax rates that apply to taxable income in effect for the years in which those tax assets are expected to be realized or settled. The Company records a valuation allowance to reduce deferred tax assets to the amount that is believed more likely than not to be realized.

The Company records a liability for uncertain tax positions when it is probable that a loss has been incurred and the amount can be reasonably estimated. The Company has no liabilities for uncertain tax positions at December 31, 2023 and 2022. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606, *Revenue from Contracts with Customers* (Topic 606). Revenue is recognized when a customer obtains control of promised goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The amount of revenue that is recorded reflects the consideration that the company expects to receive in exchange for those goods or services.

The Company applies the following five-step model in order to determine this amount:

    i.   Identification of the promised goods in the contract;

    ii.   Determination of whether the promised goods are performance obligations, including whether they are distinct in the context of the contract;

    iii.   Measurement of the transaction price, including the constraint of variable consideration;

    iv.   Allocation of the transaction price of the performance obligations; and

    v.   Recognition of revenue when (or as) the Company satisfies each performance obligation.

The Company only applies the five-step model to contracts when it is probable the entity will collect the consideration it is entitled to in exchange for the goods and services it transfers to the customer. Once a contract is determined to be within the scope of Topic 606 at contract inception, the Company reviews the contract to determine which performance obligations the Company must deliver and which of these performance obligations are distinct. The Company recognizes as revenues the amount of the transaction price that is allocated to the respective performance obligation when the performance obligation is satisfied or as it is satisfied.

The Company operates as a digital collectibles marketplace where users can buy, sell and trade digital collectible cards. The Company records its revenue using the point-in time account method as revenues are generated by the initial card sale and commissions on the transactions or withdrawals of its users. The Company's performance obligation is satisfied at the point-in-time of these transactions.

Cost of Goods Sold

Costs of goods sold consist of server hosting and the total weighted average unit costs of digital cards sold during the year.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred.

Accounting Pronouncements Adopted in 2022

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which introduced a lessee model that requires the majority of leases to be recognized on the balance sheet. On February 3, 2022, the Company adopted the ASU using the modified retrospective transition approach and elected the transition option to recognize the adjustment in the period of adoption rather than in the earliest period presented. As the Company's leases are month-to-month or de minimis amounts, adoption of the new guidance resulted in no ROU assets and lease liabilities.

As part of the adoption process the Company made the following elections:
- The Company elected the hindsight practical expedient, for all leases.
- The Company elected the package of practical expedients to not reassess prior conclusions related to contracts containing leases, lease classification and initial direct costs for all leases.
- The Company elected to make the accounting policy election for short-term leases resulting in lease payments being recorded as an expense on a straight-line basis over the lease term.

TRENDEX, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023 AND 2022
(UNAUDITED)

ROU assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The Company's leases do not provide an implicit rate. The Company uses the risk-free rate based on the information available at commencement date in determining the present value of lease payments. The Company's leases are all on a short-term rent basis for the years ended December 31, 2023 and 2022.

NOTE 3 – FIXED ASSETS AND INTANGIBLE ASSETS (LESS INTERNALLY DEVELOPED SOFTWARE BELOW)

Fixed assets and intangible assets at December 31, 2023 and 2022 consists of the following:

	2023	2022
Concessions and Similar Rights	399,623	-
Transportation equipment	1,280	1,242
Office equipment and technology	11,185	3,005
Furniture and fixtures	1,673	1,623
Deposits	1,225	1,189
Accumulated Depreciation/Amortization	(58,891)	(1,459)
Total	$ 356,095	$ 5,600

Total depreciation recorded for December 31, 2023 and 2022 was $58,739 and $1,442, respectively

NOTE 4 – INTERNALLY DEVELOPED SOFTWARE

Internally developed software at December 31, 2023 and 2022 consists of the following:

	2023	2022
Internally developed software	1,111,443	527,444
Accumulated Amortization	(130,389)	(17,909)
Total	$ 981,054	$ 509,535

Total amortization recorded for December 31, 2023 and 2022 was $167,475 and $19,351, respectively

NOTE 5 – STOCKHOLDERS' EQUITY

The Company's authorized, issued and outstanding shares by class is as follows:

Class	Authorized	Issued	Outstanding
Preferred Stock	77,119	77,119	77,119
Common Stock	150,000	59,970	59,970

Common Stock

Voting
The holders of the Common Stock are entitled to one (1) vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one (1) or more series of Preferred Stock that may be required by the terms of this Amended and Restated Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

TRENDEX, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023 AND 2022
(UNAUDITED)

Preferred Stock

Dividends
The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Amended and Restated Certificate of Incorporation) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the Original Issue Price (as defined below); provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one (1) class or series of capital stock of the Corporation, the dividend payable to the holders of Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Preferred Stock dividend. The "Original Issue Price" shall mean, with respect to the Series Seed Preferred Stock, $0.01 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the applicable Preferred Stock.

Voting.
On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Amended and Restated Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis.

Right to Convert.
Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Original Issue Price by the Conversion Price (as defined below) in effect at the time of conversion. The "Conversion Price" applicable to the Series Seed Preferred Stock shall initially be equal to $0.01 per share. Such initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

NOTE 6 – SAFEs

In 2022 the company issued Simple Agreements for Future Equity ("SAFEs") totaling $733,700. If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, the SAFEs will automatically convert into the greater of the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock or the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price. The SAFEs were issued with Post-Money Valuation Cap ranging from $22,000,000 to $25,000,000.

In 2023 the company issued additional SAFEs totaling $1,450,014. If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, the SAFEs will automatically convert into the greater of the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock or the number of shares of Safe Preferred Stock

TRENDEX, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023 AND 2022
(UNAUDITED)

equal to the Purchase Amount divided by the Safe Price. The SAFEs were issued with Post-Money Valuation Cap ranging from $22,000,000 to $25,000,000.

As of December 31, 2023 and 2022 no SAFEs have been converted.

NOTE 7 – INCOME TAXES

The Company recognizes deferred tax assets and liabilities for the tax effects of differences between the financial statements and tax basis of assets and liabilities. A valuation allowance is established to reduce the deferred tax assets if it is more likely than not that deferred tax assets will not be realized.

The components of net deferred tax assets that have been presented in the Company's financial statements are as follows at December 31, 2023 and 2022:

	2023	2022
Deferred tax assets:		
Net operating loss	$ 12,003	$ 4,796
Total deferred income tax assets	12,003	4,796
Deferred income tax liabilities:		
Total deferred income tax liabilities	(0)	(0)
Less: valuation allowance	(12,003)	(4,796)
Net deferred income tax assets	$ -	$ -

The Company records a valuation allowance to reduce deferred tax assets it, based on the weight of the available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. In determining the need for a valuation allowance, an assessment of all available evidence both positive and negative was required.

In accordance with the provisions of ASC 740: Income Taxes, the Company records a liability for uncertain tax positions when it is probable that a loss has been incurred and the amount can be reasonably estimated. At December 31, 2023 and 2022, the Company has no liabilities for uncertain tax positions. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

NOTE 8 – COMMITMENTS AND CONTINGINCIES

Lease Commitments

The Company leases office space on a month-to-month basis.

Commercial Matters

From time to time, the Company may become subject to threatened and/or asserted claims arising in the ordinary course of business. Management is not aware of any matters, either individually or in the aggregate, which are reasonably likely to have a material adverse effect on the Company's financial condition, results of operations or liquidity.

NOTE 9 – SUBSEQUENT EVENTS

Date of Management's Review

TRENDEX, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023 AND 2022
(UNAUDITED)

The financial statements include management's evaluation and consideration of events and transactions that have occurred subsequent to the date of the financial statements through September 9, 2024, the date at which these financial statements were available to be issued.

Crowdfunding Campaign

The Company intends on offering Simple Agreements for Future Equity (SAFEs) under Regulation CF to fund operations. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in Form C, as amended in order to receive any funds.